

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 27, 2012

Via E-mail
Bob Myers
Chief Financial Officer
BioDrain Medical, Inc.
2915 Commers Drive, Suite 900
Eagan, Minnesota 55121

> **Re: BioDrain Medical, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed April 16, 2012**
> **Form 10-Q for the quarterly period ended September 30, 2012**
> **Filed November 15, 2012**
> **File No. 000-54361**

Dear Mr. Myers:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Revenue, page 36

1. Please reconcile the statement that revenue in 2011 included the "sale" of *five* STREAMWAY FMS systems with the subsequent statement that during 2011 you began installing the STREAMWAY FMS units in hospitals for evaluation purposes and, in *one* case, for production purposes.   Please clarify the nature of the sales recorded in 2011,

and if these relate to actual sales of products or units placed at a customer site for evaluation purposes.

Item 9A. Controls and Procedures

Management's Report on Internal Control over Financial Reporting, page 39

2. We see that you identified a material weakness in your accounting for stock options and warrants in your assessment of internal control over financial reporting (ICFR) at December 31, 2011. However, we do not see where you disclosed your management's conclusion that your ICFR was not effective as of that date. As noted in Item 308(a)(3) of Regulation S-K, management is not permitted to conclude that a registrant's ICFR is effective if there are one or more material weaknesses identified in the registrant's ICFR. Please amend your filing to provide the statement required by Item 308(a)(3) of Regulation S-K indicating whether or not your internal control over financial reporting was effective at December 31, 2011.

Form 10-Q for the quarterly period ended September 30, 2012

Condensed Financial Statements

Note 1. Summary of Significant Accounting Policies, Revenue Recognition, page 8

3. Please enhance the discussion of your revenue recognition policy by addressing the following in future filings:

·   Discuss how you account for STREAMWAY FMS units placed at a customer's site for "evaluation," including your depreciation policy for the related units;
·   Clarify if you ever provide a STREAMWAY FMS unit to a customer free of charge and, if so, how you account for the arrangement;
·   Disclose if your customers ever have any minimum purchase obligations for cleaning solution kits.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Martin James at (202) 551-3671 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief

cc: Martin R. Rosenbaum